December 16, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Structured Finance
100 F Street NE
Washington, D.C. 20549
Attention: Jason Weidberg and Arthur Sandel

Re:	Mercedes-Benz Retail Receivables LLC Registration Statement on Form SF-3 File No. 333-290637

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as registrant, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 10:00 a.m. (Eastern time) on December 18, 2025, or as soon thereafter as practicable.

Very truly yours,

MERCEDES-BENZ RETAIL RECEIVABLES LLC

By:	/s/ Steven C. Poling
Name:	Steven C. Poling
Title:	Assistant Secretary